SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002
                                          -------------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes        No  X
                                      ----      ----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-          N/A
                                        ------------------


Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
                                -------------------------------

AMVESCAP PLC
482389
IMMEDIATE RELEASE  16 OCTOBER 2002


                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN


1.       Name of company:               AMVESCAP PLC


2.       Name of scheme:                AMVESCAP PLC TRIMARK ACQUISITION

3.       Period of return:              FROM: 11 APRIL TO 10 OCTOBER 2002.

4.       Number and class of shares     35,269,933 ORDINARY SHARES OF 25P EACH
         (amount of stock/debt security)
         not issued under scheme

5.       Number of shares               709,832 ORDINARY SHARES OF 25P EACH
         issued/allotted under scheme
         during period

6.       Balance under scheme not yet   34,560,101 ORDINARY SHARES OF 25P EACH
         issued/allotted at end of
         period

7.       Number and class of share(s)   65,988,401 ORDINARY SHARES OF 25P EACH
         (amount of stock/debt          LISTED ON 11 OCTOBER 2000.
         securities) originally listed
         and the date of admission

Please confirm total number of shares   790,372,831 ORDINARY SHARES OF 25P EACH.
in issue at the end of the period in
order for us to update our records

Contact for queries:                    ANGELA TULLY
                                        TELEPHONE: 020 7454 3652

Person making return                    ANGELA TULLY - ASSISTANT COMPANY
                                        SECRETARY

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 16 October, 2002                 By  /s/  ANGELA TULLY
     ----------------                     --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary